Exhibit 99.18

Volaris Appoints New Chairman of the Board

•     Alfonso González Migoya replaced Gilberto Perezalonso Cifuentes

Mexico City, November 6, 2014 -. Volaris (NYSE: VLRS and BMV: VOLAR), the ultra low cost airline operating the most extensive domestic route network and also servicing the United States, announces that the Annual General Shareholders Meeting, held today resolved to choose Mr. Alfonso González Migoya as the new Chairman of the Board of Directors of Volaris, upon the departure of Mr. Gilberto Perezalonso Cifuentes.

Mr. Gilberto Perezalonso is leaving the Board after having been part of the Volaris family for the last three years, to give priority to other personal duties. He played a critical role in the carrier’s institutionalization process and supporting the implementation of best corporate governance practices. Furthermore, Mr. Gilberto Perezalonso provided essential guidance during the carrier’s Initial Public Offering and related processes on the Mexican Stock Exchange (BMV) as well as the New York Stock Exchange (NYSE).

Alfonso González Migoya was a senior executive for Grupo Industrial Saltillo, until last month. Previously he was Corporate Director of Grupo Alpha and Deputy Director General of Bancomer. His professional experience began at Grupo CYDSA. He has been a member of the board of other leading companies and institutions in Mexico, including Coca Cola Femsa, Bolsa Mexicana de Valores, Banregio Grupo Financiero and Instituto Tecnológico de Estudios Superiores de Monterrey.

Volaris extends a warm welcome to the new Chairman of the Board, fully certain of its commitment towards strong corporate governance, and a vision for expansion and growth that has positioned the carrier as one of the most important players in Mexico’s airline industry.

Investor Relations contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:

Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

About Volaris

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) is an ultra low cost airline providing point to point services and operating between Mexico and the US. The ultra low cost highly efficient business model offered by Volaris provides low base fares to develop its market, coupled with outstanding levels of quality services and a wide array of products. Since beginning their operations in March 2006, Volaris has increased its routes from an initial 5 to a current 132 and its fleet from 4 to 50 aircraft. Volaris currently operates over 220 daily flight segments on routes connecting 36 cities in Mexico and 17 cities in the United States with Mexico’s most modern airplane fleet. Volaris targets passengers visiting friends and family, price sensitive business travelers, and leisure travelers in Mexico and to select US destinations. Proudly Mexican, Volaris is regarded as one of the new leading companies in the country. Among other recognitions, Volaris has received the prestigious ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com